Exhibit 99
Form 10-Q
6/30/2007
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30
	2007	2006
	(Thousands of Dollars)

INCOME
Operating Revenues	$2,074,010	$2,304,253

Operating Expenses
Purchased Gas	1,018,527	1,270,268
Operation and Maintenance	414,600	427,789
Property, Franchise and Other Taxes	70,944	69,672
Depreciation, Depletion and Amortization	171,334	181,596
Impairment of Oil and Gas Producing Properties	42,368	62,371

	1,717,773	2,011,696

Operating Income	356,237	292,557

Other Income (Expense):
Income from Unconsolidated Subsidiaries	4,483	3,647
Impairment of Investment in Partnership	—	(4,158)
Interest Income	9,871	8,606
Other Income	5,318	8,708
Interest Expense on Long-Term Debt	(70,285)	(72,757)
Other Interest Expense	(6,563)	(4,424)

Income from Continuing Operations Before Income Taxes	299,061	232,179

Income Tax Expense	117,328	77,744

Income from Continuing Operations	181,733	154,435

Income from Discontinued Operations	—	30,900

Net Income Available for Common Stock	$181,733	$185,335

Earnings Per Common Share:
Basic
Income from Continuing Operations	$2.19	$1.83
Income from Discontinued Operations	—	0.37

Net Income Available for Common Stock	$2.19	$2.20

Diluted
Income from Continuing Operations	$2.13	$1.79
Income from Discontinued Operations	—	0.36

Net Income Available for Common Stock	$2.13	$2.15

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,122,932	84,205,652

Used in Diluted Calculation	85,290,812	86,063,076